Via EDGAR

Mr. Larry Spirgel
Division of Corporate Finance, Assistant Director
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Pointer Telocation Limited
Form 20-F for the year ended December 31, 2010
Filed March 30, 2011
File No. 001-13138

Dear Mr. Spirgel:

       This letter sets out the responses of Pointer Telocation Limited, an Israeli company (the "Company"), to the comments of the staff of the Division of Corporation Finance (the "Staff") transmitted by letter dated December 20, 2011 (the "Comment Letter"), in relation to the Company's above referenced Form 20-F (the “20-F”).

For the convenience of the Staff, we have restated in this letter, each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter.

Form 20-F for fiscal year December 31, 2010

1.
We note a press release issued by you on November 30, 2011, that contains a quote from your Chief Executive Officer, Mr. David Mahlab, stating that your "business in Brazil serves as a growth engine and we expect this momentum to continue in the coming quarters". Please clarify this statement in your response letter. Provide the basis for Mr. Mahlab's statement that your Brazilian operation will serve as a growth engine, thereby discussing segment operations of your company at issue. In addition, please clarify, and quantify if applicable, Mr. Mahlab's use of the term "momentum" in this regards.

Response: As disclosed in our 20-F, in August 2008 we incorporated a company in Brazil by the name of Cellocator Commercial S.A., which was later renamed Pointer do Brazil Commercial S.A, or Pointer Brazil,  for the provision of services within the Pointer segment of our business. As of the current date, we hold 48% of the share capital of Pointer Brazil with an option to acquire an additional 4%.  Pointer Brazil commenced sales in March 2010 and its total revenues in 2010 were USD 310,000 with approximately 2,000 subscribers by the end of that year. We estimate that Pointer Brazil’s total revenue for 2011 will be approximately USD 3,500,000, with approximately 10,000 subscribers as of December 31, 2011, and we forecast that in 2012, Pointer Brazil will experience further growth in both its subscribers and revenues. In the light of the significant increases in subscribers and revenues since Pointer Brazil’s establishment and the anticipated continued growth and improvement in its contribution to our earnings in 2012, our management views the operations of Pointer Brazil as a growth engine, where the “momentum” of growth has been consistent since inception and is expected to continue into 2012.

2.
Further, we note in the November 30, 2011 press release, that Mr. Mahlab discusses certain challenges your business is currently facing, such as the uncertainties in Europe and the global market, the fluctuating exchange rate of the US Dollar vs. the Israeli Shekel, and the tax increases expected in Israel in 2012. In future filings, please address how challenges such as these will affect your future financial results and what adjustments to your business you will make to meet these challenges

Response:  The Staff's comment is noted and in future filings we will expand our disclosure as requested.

In connection with this response letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact me  at (972)-3-572-3121 or Orly Tsioni at (972)-3-608-7842, if you have any questions or require additional information regarding the Company's responses to the Staff's comments set forth above.

Very truly yours, /s/ Zvi Fried Zvi Fried, Chief Financial Officer cc:  Orly Tsioni, Esq., Yigal Arnon & Co.

14 Hamelacha  ST. Park Afek, Rosh Haayin 48091, ISRAEL
TEL: 972 3 5723111        FAX: 972 3 5719698